

LEGAL PAPERS

Electric Interconnection

Interconexión Eléctrica S.A. E.S.P.

American Depositary Receipts (Level I)

August 2004

Submission Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended

File No. ~~82-34774~~ 82-34786

SIDLEY AUSTIN BROWN & WOOD LLP
787 SEVENTH AVENUE
NEW YORK, N.Y. 10019

SIDLEY AUSTIN BROWN & WOOD LLP

BEIJING | BRUSSELS | CHICAGO | DALLAS | GENEVA | HONG KONG | LONDON

787 SEVENTH AVENUE
NEW YORK, NEW YORK 10019
TELEPHONE 212 839 5300
FACSIMILE 212 839 5599
www.sidley.com

FOUNDED 1866

LOS ANGELES | NEW YORK | SAN FRANCISCO | SHANGHAI | SINGAPORE | TOKYO | WASHINGTON, D.C.

WRITER'S DIRECT NUMBER
(212) 839-5838

WRITER'S E-MAIL ADDRESS
jemiller@sidley.com

August 11, 2004

BY HAND

Office of International Corporate Finance
Stop 3-2
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Interconexión Eléctrica S.A. E.S.P.
Filing Requirements Pursuant to Rule 12g3-2(b)
of the Securities Exchange Act of 1934, as amended
File No. 82-34774

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended (the "Act"), I hereby submit on behalf of Interconexión Eléctrica S.A. E.S.P. (the "Issuer"), an English-language translation of each of the following original Spanish-language documents pertaining to the Issuer:

Information for the Months of June and July of Year 2004 – "Informacion Eventual" (Other Relevant Information) submitted to the Colombian Securities Commission

1. Summary of Other Relevant Information submitted to the Colombian Securities Commission.

2. Communication No. 20046-2133 dated June 18, 2004, from the Colombian Securities Commission to the Issuer requesting the submission of a copy of the 2003 Management Report and the Report required under Article 446, item 3, of the Commercial Code;



3. Letter from the Issuer to the Colombian Securities Commission in connection with Communication No. 20046-2133, clarifying that copies of the 2003 Management Report and the Report required under Article 446, 3, of the Commercial Code had already been filed and submitting a new copy of each report to the Colombian Securities Commission;

4. Letter from Duff and Phelps de Colombia S.A. to the Colombian Securities Commission, dated July 07, 2004, relating to the rating of certain bonds;

Information for the Quarter ended on June 30, 2004

5. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of January of 2004, regarding placement of securities by the Issuer in the primary market;

6. Letter from the Issuer to the Colombian Securities Commission submitting (i) the monthly report of February of 2004, regarding placement of securities by the Issuer in the primary market, and (ii) certain documents regarding the underwriting carried out on February 20, 2004;

7. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of March of 2004, regarding placement of securities by the Issuer in the primary market;

8. Letter from the Issuer to the Colombian Securities Commission, submitting the monthly report of April of 2004, regarding placement of securities by the Issuer in the primary market;

9. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of May of 2004, regarding the placement of securities by the Issuer in the primary market;

10. Letter from the Issuer to the Colombian Securities Commission submitting the monthly report of June of 2004, regarding the placement of securities by the Issuer in the primary market;

11. Document with information submitted by the Issuer to the National Securities Register through July 30, 2004;

12. Brief Statement of Interim Financial Results for three month period ended March 31, 2004, submitted to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188; and

13. Brief Statement of Interim Financial Results for three month period ended June 30, 2004, submitted to the Colombian Securities Commission, including Forms 180, 181, 182, 183, 184, 185, 186, 187 and 188.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b) of the Act, with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the

Act. The submission of this letter is not to be deemed an admission by the Issuer that it is subject to the Act.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the messenger who is delivering the package.

Please do not hesitate to contact me by telephone at (212) 839-5838 or by email at jemiller@sidley.com with any further questions or comments you may have.

Sincerely yours,

Janet E. Miller

Enclosures

cc: Mr. Juan David Bastidas, ISA

cc (w/o Enclosures): Mr. Javier Genaro Gutiérrez Pemberthy, ISA
Andrew C. Quale, Jr.
Gilberto E. Sanclemente

OTHER RELEVANT INFORMATION FILED IN COLOMBIA

BETWEEN JUNE AND JULY 2004



Entity : INTERCONEXION ELECTRICA S.A. E.S.P.

Date	Time	Subject	Summary	Attachment
28/07/2004	16:11:37	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 30-07-2004, by which agreement a beneficial owner has agreed to purchase 589 ISA shares at market price.	N/A
27/07/2004	18:02:54	Posting of bonds and guarantees in favor of third parties	Under ISA Bolivia's EPC Agreement, bank guarantee for US$312,427.75 (effective 31/08/2004) was issued to secure payment of guard cable to EMPRESA COLOMBIANA DE CABLES S.A. (EMCOCABLES).	N/A
22/07/2004	07:54:39	Project of Earnings and Losses approved by the Stockholders' Meeting	In line with the COL$ 92,193 million earnings and reserves distribution approved by the Stockholders' Meeting, today starts the year's second dividend payment in the amount of COL$ 24 to each of the 960,341,683 outstanding common shares.	N/A
08/07/2004	17:00:02	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during June of 2004, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

07/07/2004	17:58:45	Posting of bonds and guarantees in favor of third parties	Under ISA Bolivia's EPC Agreement, letter of credit for US$547,852.43 (effective 15/09/2004) was issued to secure payment by ISA Bolivia of polymeric insulators to ELECTROVIDRO.	N/A
16/06/2004	15:36:26	Issuer's legal issues	No process of nullity and redress claims against the State (Ministry of Mines), CREG and ISA was served during May of 2004, regarding application of CREG Resolutions 077 and 111 of 2000 (Capacity Charge) and CREG Resolutions 034, 038 and 094 of 2001.	N/A
15/06/2004	16:08:20	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 18-06-2004, by which agreement a beneficial owner has agreed to purchase 3,206 ISA shares at market price.	N/A
15/06/2004	15:31:33	Securities Rating	Communication 20046-1526	See attachment
07/06/2004	15:07:33	Pre-agreed operations	This Commission has been informed of a pre-agreement scheduled for 10-06-2004, by which agreement a beneficial owner has agreed to purchase 3,206 ISA shares at market price.	N/A


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of the Summary of Other Relevant Information.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 28, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(2)

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

220\
Bogotá, D.C.

Mr./Ms.
JAVIER GENARO GUTIERREZ PEMBERTHY
Legal Agent
INTERCONEXION ELECTRICA S. A. E. S. P.
CL12 SUR 18-168
MEDELLIN

Stamp: RECEIVED 200488015366-3 ISA
MEDELLIN, JUN-23-2004 12:30 PM
DESTINATION: 0010

Subject:

260 034
20
05

Sticker: Securities and Exchange Commission
1144171
Registration No.: 20046-2133
Date : 18/06/2004 10:26:40
Procedure : 20 END OF FISCAL YEAR REPORT AND REQUIREMENTS
Activity : 5
Section : 220 Attachments:

Dear Sir or Madam,

Re the date of the Stockholders' Meeting of the corporation by you represented, we have found that you have not filed with this Commission the following documents that correspond to the updating as on December 31, 2003 in the National Registry of Securities and Intermediaries as provided by Article 1.1.3.2. of Resolution 400 of 1995:

1. Attachments presented to the Stockholders' Meeting:


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

- Management Report
- Report required under Number 3 of Article 446 of the Commercial Code

Accordingly, in order to avoid the penalties established in letter a) of Article 6 of Law 27 of 1990, we are hereby requesting filing of the above-mentioned documents within eight (8) business days following the date of reception hereof.

In order to carry on with the procedure it is necessary that you make reference to the registration number that appears in the sticker at the beginning of this document.

Yours truly,

CESAR EDGAR RUEDA GOMEZ
Head National Registry of Securities
and Intermediaries Division

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of letter 20046-2133 of the Securities and Exchange Commission.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 28, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989


2

1320-2-015366-3

Mr.
CESAR EDGAR RUEDA GOMEZ
Head National Registry of Securities and Intermediaries Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, Piso 2
Bogotá, D.C.

Subject: Communication 20046-2133 – Procedure 20 – Activity 5
Reports submitted to the Stockholders' Meeting

Dear Mr. Rueda:

Regarding your above-referred communication requesting us to send to the Commission the 2003 Management Report and the Report required under Number 3 of Article 446 of the Commercial Code presented to the Stockholders' Meeting of March 29, 2004, we would like to state that said information is included in the Minutes of the Meeting, copy of which was submitted as enclosure to our communication 008005 of April 21, 2004, as information subsequent to the Meeting.

Accordingly, we want to inform you that the 2003 Management Report corresponds to Number 5 of the Agenda approved by the Meeting, and is included starting on page 12 of Minutes No. 92 of the Stockholders' Meeting.

Also, the information required under Number 3 of Article 446 of the Code of Commerce is included in the Notes to the Financial Statements which are reproduced in the Minutes starting on page No. 65. The information is as follows:

a. Salaries and other benefits paid to the company's managers and fees paid to the Board of Directors are presented in Note 25.

b. For fiscal year 2003, costs and expenses of legal consulting services totaled COL$ 2,210 million. These consulting services relate mainly to management and advice of judicial and tax-related processes and are included in the fees referred to in Notes 21 and 22.

c. Assets donated were previously written off. Additionally, general expenses include COL$ 108 million donation to the National Army as contribution to the logistics expenses of surveillance of ISA's headquarters in Medellín.


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

d. Advertising and publicity expenses during 2003 equaled COL$ 2,235 million, as indicated in explanatory note No. 2 to Note 22.

e. Foreign currency transactions are explained in Note 4 to the Financial Expenses; foreign financial liabilities are listed in Note 12.

f. Note 9 details investments in other corporations; Number 2.3 of the Management Report (Results of ISA's Affiliates) presents additional information regarding ISA's investments in other corporations.

In order to make information search easier, we hereto attach an issue of our Annual Report for 2003.

We remain at your disposal should you require any clarification or additional information regarding the subject matter.

Yours truly,

JAIRO ALBERTO ALZATE PINO

Director Financial Control

cc: Juan Luis Ramirez Lozano
Director Informacion
Bolsa de Valores de Colombia
Carrera 8 13-82, piso 7, Bogotá, D.C.

Juan David Bastidas Saldarriaga, (0224), 1320, 9999

D:\Datos\LuzMarina\Cartas 2004\SupVal 04-015366
InfPendienteAsambGral.doc

We invest more in life – ISA, Energy and Telecommunications


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in two pages of letter 1320-2-015366-3 to the Securities and Exchange Commission.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 28, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(4)

Sticker: Securities and Exchange Commission
141461
Registration No.: 20046-1526
Date : 07/06/2004 15:46
Procedure: 58 OTHER RELEVANT INFORMATION REQUEST/SUBMITTAL
Activity : 1
Section : 220 Attachments: 0 lc

DCR
Duff and Phelps de Colombia, S.A.
Securities Rating Corporation

Calle 69 A No. 9-85
Bogotá, Colombia
www.dcrcolombia.com.co
PBX: 347 45 73
Fax: 347 45 74

ENTITY : 084001
PROCEDURE : 330
ACTIVITY : 04
ATTACHMENTS : 00

Ms.
LUZ STELLA DIAZ DE VEGA
Delegate Superintendent for Issuers
SECURITIES AND EXCHANGE COMMISSION
Bogotá

Dear Ms. Luz Stella,

We would like to inform you that in its meeting of June 4, 2004, the Board of Directors of Duff & Phelps de Colombia S. A. decided to uphold the "AAA" rating for the bond issue carried out in 2001 by Interconexión Eléctrica S.A. – ISA S.A. E. S. P. for COL$ 130 billion. Such rating means an issue of the highest credit quality. Risk factors are virtually nonexistent.

Additionally, such rating reflects:

- **The company's competitive position**. In Colombia, Interconexión Eléctrica S. A. E. S. P. owns the largest participation in the National Transmission System (STN) with 70.02% of the System's total assets. As a result of the awarding of UPME 01 and UPME 02 of 2003 projects, ISA will increase its STN share to 74% ratifying its position as owner of 100% of the 500-kV grid in Colombia. Also, its share in the STN is increased through its affiliate Transelca S. A. E. S. P., who owns 9.82% of the System. It is


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

important to mention that the amount of the investment plus the difficulty of having alternate networks constitute major barriers to the entrance of eventual competitors; these conditions characterize ISA's current participation in the National Transmission System as a natural monopoly.

- **Predictability of revenues**. It is important to mention that ISA's revenues from the services of energy transmission and connection, administration of the National Dispatch Center (CND), and MEM administration, are regulated through CREG methodology, and constitute stable and predictable revenues with very limited vulnerability to macroeconomic cycles.

- **Diversification of revenues**. In the years 2002 and 2003, ISA Economic Group has focused its strategy on integration of international markets in countries such as Peru, Ecuador and Bolivia. In Peru, ISA's presence is made effective through the concession to operate and maintain Peru's transmission system through Red de Energia del Peru (REP) and the start of operations of ISA-PERU; in Ecuador, through an agreement with TRANSELECTRIC for construction and commercialization of the interconnection with Ecuador; and in Bolivia, through the establishment of ISA Bolivia for construction and operation of transmission networks. In the telecommunications field the Group has been reinforced with the start of operations of FLYCOM and INTERNEXA telecommunications companies, with which other international projects are anticipated. Duff & Phelps de Colombia S. A. will closely follow the financial performance of the latter companies since it identifies in them a risk profile higher than that of power sector investments.

- **The company's financial performance.** As of March of 2004 the company's EBITDA was COL$ 128,942 million, 15 percent higher than as of March of 2003. However, EBITDA margin fell two percentage points between these two periods as a consequence of increased insurance and tax expenses.

  During 2003, ISA's indebtedness level decreased 21%, the result of major capital amortizations carried out during this period. A slight decrease in debt is expected for 2004, while an increase of up to approximately COL$ 1,800,206 million is expected between 2005 and 2008 for execution of the company's investment plan.

  In 2004, debt will decrease as a result of capital amortizations being greater than new debt contracted, a fact which will result in a drop in interest payable, and consequently, in an increase in debt coverage ratio. As a consequence of the debt increase starting in 2005, interest expenses will grow and debt coverage indicators will slightly drop, a fact that according to


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

the company projections, agrees with the rating given and the characteristics of the business. Also, Duff & Phelps de Colombia has analyzed the company' debt requirements, and accordingly, has confidence in the business and in the company's ability to access the financial and capital markets in order to timely meet its financial commitments and carry out its investment plan.

- **Uncertainty regarding changes in the regulatory frame.** Current methodology for remuneration of the National Transmission System (STN) and parameters used for its calculation will be in force until December of 2004; for the purpose of estimates for 2004, remuneration remains unaltered. Duff & Phelps de Colombia considers that there are currently uncertainty elements in the transmission companies that do not allow to infer with reasonable certainty the current evolution of STN's remuneration.

- **Public order situation**. Given that terrorist attacks against the STN are beyond the will of energy transporters, the latter continue to be remunerated. Nonetheless, transporters assume the costs of infrastructure recovery, reason why Duff & Phelps de Colombia will closely monitor the country's ongoing public order situation.

Cordially yours,

(signed)
GLAUCIA CALP
Senior Director

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that the above is a true and complete translation in three pages of a rating from Duff & Phelps de Colombia .

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 28, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989



INFORMATION FILED WITH THE SUPERINTENDENCIA DE VALORES (COLOMBIAN SECURITIES COMMISSION) DURING SECOND QUARTER 2004


RECEIVED
2004 AUG 13

APRIL

1320-2-

Mr.
CESAR EDGAR RUEDA GOMEZ
Head National Registry of Securities and Intermediaries Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, Piso 2
Bogotá, D.C.

Subject: Information regarding placement of securities as on January of 2004

Dear Mr. Rueda,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission we are enclosing three filled-out forms that correspond to the January 2004 monthly report for each issue of ISA securities currently standing in the primary market.

We remain at your disposal should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIÉRREZ P.
General Manager

cc: Bolsa de Valores de Colombia
Juan Luis Ramirez Lozano
Director Informacion.
1320, 9999
D:\Datos\LuzMarina\Cartas 2004\2004 SuperVal InfBonos 01 En.doc

We invest more in life – ISA, Energy and Telecommunications


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that this is a true and complete translation in four pages of the January letter to the Securities and Exchange Commission and three specimens of Form 2.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 28, 2004.

Ana Lucia Uribe de R.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: JANUARY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY ____ MONTH ____ YEAR ____

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** — SIGNATURE

ELVIA MARIA BOLIVAR P.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JANUARY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED

No OF TITLES ISSUED: ______ NOMINAL VALUE

INITIAL VALUE ______

(7) PLACEMENT TERM INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $196,715,695,985

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.

(20) SUBSTITUTE GENERAL MANAGER SIGNATURE

ELVIA MARIA BOLIVAR P.

INDEPENDENT AUDITOR SIGNATURE

T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: JANUARY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY ____ MONTH ____ YEAR ____

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ____ SERIES ISSUED
No OF TITLES ISSUED: ____ NOMINAL VALUE
INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

ELVIA MARIA BOLIVAR P.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989



1320-2-

Ms.
LUZ STELLA DIAZ SILVA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, Piso 2
Bogotá, D.C.

Subject: Information regarding placement of securities as on February of 2004

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission we are enclosing five filled-out forms that correspond to the February 2004 monthly report for each issue of ISA securities currently standing in the primary market.

Additionally, as provided by Resolution 0205 of February 18, 2004 of the above mentioned Commission approving early filing with the National Registry of Securities and Intermediaries as well as the public offering of ISA's Issue and Underwriting Program, we are sending the following documents corresponding to the underwriting carried out on February 20, 2004:

- Consolidated information on securities buyers.
- Information on underwriters.
- Certification of funds received subscribed by the Company's legal agent and independent auditor.

We remain at your disposal should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIÉRREZ P.
General Manager

cc: Bolsa de Valores de Colombia

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

Juan Luis Ramirez Lozano
Director Informacion.
1320, 9999
D:\Datos\LuzMarina\Cartas 2004\2004 SuperVal InfBonos 02 Fb.doc

We invest more in life – ISA, Energy and Telecommunications

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that this is a true and complete translation in six pages of the February letter to the Securities and Exchange Commission and five specimens of Form 2.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 28, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: FEBRUARY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED

No OF TITLES ISSUED: ______ NOMINAL VALUE

INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2011 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

ELVIA MARIA BOLIVAR P.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: FEBRUARY YEAR: 2004

(2) DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ SERIES ISSUED
No OF TITLES ISSUED: NOMINAL VALUE
INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2016 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $150,000,000,000

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

ELVIA MARIA BOLIVAR P.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 15488-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: FEBRUARY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY ____ MONTH ______ YEAR ____

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — SIGNATURE

ELVIA MARIA BOLIVAR P.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: FEBRUARY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ____ SERIES ISSUED

No OF TITLES ISSUED: ____ NOMINAL VALUE

INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $196,715,695,985

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III. **INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT**

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.

(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

ELVIA MARIA BOLIVAR P.

INDEPENDENT AUDITOR **SIGNATURE**

T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: FEBRUARY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $
No OF TITLES ISSUED:
INITIAL VALUE
SERIES ISSUED
NOMINAL VALUE

(7) PLACEMENT TERM INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.
(20) SUBSTITUTE GENERAL MANAGER — SIGNATURE

ELVIA MARIA BOLIVAR P.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989



1320-2-

Ms.
LUZ STELLA DIAZ SILVA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, Piso 2
Bogotá, D.C.

Subject: Information regarding placement of securities as on March of 2004

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission we are enclosing five filled-out forms that correspond to the March 2004 monthly report for each issue of ISA securities currently standing in the primary market.

We remain at your disposal should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIERREZ P.
General Manager

cc: Bolsa de Valores de Colombia
Juan Luis Ramirez Lozano
Director Informacion.
1320, 9999
D:\Datos\LuzMarina\Cartas 2004\2004 SuperVal InfBonos 03 Mr.doc


ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that this is a true and complete translation in six pages of the March letter to the Securities and Exchange Commission and five specimens of Form 2.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellin, today, July 28, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: MARCH YEAR: 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED

No OF TITLES ISSUED: ______ NOMINAL VALUE

INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2011 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER **SIGNATURE**

ELVIA MARIA BOLIVAR P.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: MARCH YEAR: 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ — SERIES ISSUED

No OF TITLES ISSUED: — NOMINAL VALUE

INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2016 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR P.
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: MARCH YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED

No OF TITLES ISSUED: ______ NOMINAL VALUE

INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.

(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

ELVIA MARIA BOLIVAR P.

INDEPENDENT AUDITOR **SIGNATURE**

T.P. 15488-T

* **NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: MARCH YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $196,715,695,985

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

ELVIA MARIA BOLIVAR P.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: MARCH YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ___ SERIES ISSUED
No OF TITLES ISSUED: ___ NOMINAL VALUE
INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

ELVIA MARIA BOLIVAR P.
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

JULY



1320-2-

Ms.
LUZ STELLA DIAZ SILVA
Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, Piso 2
Bogotá, D.C.

Subject: Information regarding placement of securities as on April of 2004

Dear Ms. Luz Stella,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission we are enclosing five filled-out forms that correspond to the April 2004 monthly report for each issue of ISA securities currently standing in the primary market.

We remain at your disposal should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIERREZ P.
General Manager

cc: Bolsa de Valores de Colombia
Juan Luis Ramirez Lozano
Director Informacion.
1320, 9999
D:\Datos\LuzMarina\Cartas 2004\InfBonos 04 Ab.doc

We invest more in life – ISA, Energy and Telecommunications

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.**, official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that this is a true and complete translation in six pages of the April letter to the Securities and Exchange Commission and five specimens of Form 2.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 28, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: APRIL YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ SERIES ISSUED
No OF TITLES ISSUED: NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2011 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.
(20) SUBSTITUTE GENERAL MANAGER — SIGNATURE

ELVIA MARIA BOLIVAR P.
INDEPENDENT AUDITOR — SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: APRIL YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $

No OF TITLES ISSUED:

INITIAL VALUE

SERIES ISSUED

NOMINAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2016 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.

(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

ELVIA MARIA BOLIVAR P.

INDEPENDENT AUDITOR **SIGNATURE**

T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE

Traductora Oficial

Resolución Minjusticia 3157

Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA

SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: APRIL YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ____ SERIES ISSUED

No OF TITLES ISSUED: ____ NOMINAL VALUE

INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.

(20) **SUBSTITUTE GENERAL MANAGER** SIGNATURE

ELVIA MARIA BOLIVAR P.

INDEPENDENT AUDITOR SIGNATURE

T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE

Traductora Oficial

Resolución Minjusticia 3157

Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: APRIL YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY ____ MONTH ____ YEAR ____

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ____
No OF TITLES ISSUED: ____ SERIES ISSUED
INITIAL VALUE ____ NOMINAL VALUE

(7) PLACEMENT TERM INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $____

(9) TOTAL ACCRUED OUTSTANDING: $200,737,645,705
** Total accrued outstanding increased by $4,021,949,720, amount that corresponds to yearly CPI capitalization as provided in the Prospectus.

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20) JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER ____ SIGNATURE

ELVIA MARIA BOLIVAR P.
INDEPENDENT AUDITOR ____ SIGNATURE
T.P. 15488-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: APRIL YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: (9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)
JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER — **SIGNATURE**

ELVIA MARIA BOLIVAR P.
INDEPENDENT AUDITOR — **SIGNATURE**
T.P. 15488-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989



1320-2-

Mr.
VITELIO VEGA RODRIGUEZ
Substitute Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, Piso 2
Bogotá, D.C.

Subject: Information regarding placement of securities as on May of 2004

Dear Mr. Vega,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission we are enclosing five filled-out forms that correspond to the May 2004 monthly report for each issue of ISA securities currently standing in the primary market.

We remain at your disposal should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIERREZ P.
General Manager

cc: Bolsa de Valores de Colombia
Juan Luis Ramirez Lozano
Director Informacion.
0224 (Juan David Bastidas),1320, 9999
D:\Datos\LuzMarina\Cartas 2004\InfBonos 05 My.doc

We invest more in life – ISA, Energy and Telecommunications

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that this is a true and complete translation in six pages of the May letter to the Securities and Exchange Commission and five specimens of Form 2.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 28, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: MAY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2011 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.
(20) SUBSTITUTE GENERAL MANAGER SIGNATURE

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR SIGNATURE
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION

Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: MAY YEAR: 2004

(2) **PUBLICATION OF PUBLIC OFFERING NOTICE** DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ________ SERIES ISSUED

No OF TITLES ISSUED: ________ NOMINAL VALUE

INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE 20 / 2 / 2004 (D M Y) ENDING DATE 20 / 2 / 2016 (D M Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	/
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 43668-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. **ISSUER NAME:** INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: MAY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 43668-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: MAY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY ____ MONTH ____ YEAR ____

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ____ SERIES ISSUED
No OF TITLES ISSUED: ____ NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $____

(9) TOTAL ACCRUED OUTSTANDING: $200,737,645,705
** Total accrued outstanding increased by $4,021,949,720, amount that corresponds to yearly CPI capitalization as provided in the Prospectus.

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JAVIER G. GUTIERREZ P.
SUBSTITUTE GENERAL MANAGER ____ SIGNATURE

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR ____ SIGNATURE
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: MAY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE — DAY ____ MONTH ____ YEAR ____

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ____ SERIES ISSUED
No OF TITLES ISSUED: ____ NOMINAL VALUE
INITIAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JAVIER G. GUTIERREZ P.
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR **SIGNATURE**
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

(10)

1320-2-

Mr.
VITELIO VEGA RODRIGUEZ
Substitute Head Public Offerings Division
SECURITIES AND EXCHANGE COMMISSION
Avenida El Dorado 68B-85,Torre B, Piso 2
Bogotá, D.C.

Subject: Information regarding placement of securities as on June of 2004

Dear Mr. Vega,

In compliance with Resolution 0459 of August 3, 2001 of the Colombian Securities and Exchange Commission we are enclosing five filled-out forms that correspond to the June 2004 monthly report for each issue of ISA securities currently standing in the primary market.

We remain at your disposal should you need clarification or additional information regarding this matter.

Yours truly,

JAVIER G. GUTIERREZ P.
General Manager

cc: Bolsa de Valores de Colombia
Juan Luis Ramirez Lozano
Director Informacion.
Juan David Bastidas,1320, 9999
D:\Datos\LuzMarina\Cartas 2004\InfBonos 05 Jn.doc

We invest more in life – ISA, Energy and Telecommunications

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

****

REPUBLIC OF COLOMBIA
STATE OF ANTIOQUIA
CITY OF MEDELLÍN

AFFIDAVIT

I, the undersigned **ANA LUCIA URIBE DE R.,** official translator and interpreter in and for the Republic of Colombia, with license granted by the Colombian Ministry of Justice in Resolution No. 3157 dated November 20, 1989, duly sworn and qualified to act as such, hereby certify that this is a true and complete translation in six pages of the June letter to the Securities and Exchange Commission and five specimens of Form 2.

IN TESTIMONY THEREOF, I sign my name and stamp my Official Seal in my Office, in the City of Medellín, today, July 28, 2004.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) **DATE OF REPORT:** MONTH: JUNE YEAR: 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY _19_ MONTH _02_ YEAR _2004_

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $
No OF TITLES ISSUED: SERIES ISSUED
INITIAL VALUE NOMINAL VALUE

(7) **PLACEMENT TERM** INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2011 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $100,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) **DESTINATION OF FUNDS**

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) **TOTAL**		**TOTAL**	

JORGE RODRIGUEZ ORTIZ
(20) **SUBSTITUTE GENERAL MANAGER** **SIGNATURE**

ONZALO ALONSO OCHOA RUIZ
NDEPENDENT AUDITOR **SIGNATURE**
T.P. 43668-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I.

ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JUNE YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY 19 MONTH 02 YEAR 2004

(3) SUPERVALORES RESOLUTION No 0205 MONTH FEBRUARY YEAR: 2004

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE 20 (D) 2 (M) 2004 (Y) ENDING DATE 20 (D) 2 (M) 2016 (Y)

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $150,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20)

JORGE RODRIGUEZ ORTIZ
SUBSTITUTE GENERAL MANAGER — SIGNATURE

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR — SIGNATURE
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JUNE YEAR: 2004

(3) SUPERVALORES RESOLUTION No 0690 MONTH OCTOBER YEAR: 1998

(2) PUBLICATION OF PUBLIC OFFERING NOTICE DAY ____ MONTH ____ YEAR ____

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ________ SERIES ISSUED
No OF TITLES ISSUED: ________ NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: (9) TOTAL ACCRUED OUTSTANDING: $35,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JORGE RODRIGUEZ ORTIZ
(20) SUBSTITUTE GENERAL MANAGER SIGNATURE

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR SIGNATURE
T.P. 43668-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JUNE YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0285 MONTH APRIL YEAR: 1999

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE D M Y ENDING DATE D M Y

II.

PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH: $______

(9) TOTAL ACCRUED OUTSTANDING: $200,737,645,705

** Total accrued outstanding increased by $4,021,949,720, amount that corresponds to yearly CPI capitalization as provided in the Prospectus.

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III.

INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

(20) JORGE RODRIGUEZ ORTIZ
SUBSTITUTE GENERAL MANAGER — SIGNATURE

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR — SIGNATURE
T.P. 43668-T

* NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989

FORM No.2

REPUBLIC OF COLOMBIA
SECURITIES AND EXCHANGE COMMISSION
Monthly report on placement of securities issued in the primary market

I. ISSUER NAME: INTERCONEXIÓN ELÉCTRICA S.A. ESP

(1) DATE OF REPORT: MONTH: JUNE YEAR: 2004

(2) PUBLICATION OF PUBLIC OFFERING NOTICE: DAY ___ MONTH ___ YEAR ___

(3) SUPERVALORES RESOLUTION No 0403 MONTH JULY YEAR: 2001

(4) REGULAR FILING [ ] EARLY * [X] PRIMARY MARKET [ ] OTC MARKET [ ]

TYPE OF SECURITY ISSUED: Common bond [ ] Mortgage bond [ ] Risk bond [ ] Mand.Convert. Bonds [ ] Opt.Convert. Bonds [ ] Public bonds [X] Securities issued in securitization process [ ]

(5) NATURE OF SECURITY ISSUED: [ ] Negotiable instrument [ ] Mixed [ ] Securities

(6) TOTAL ISSUED $ ______ SERIES ISSUED
No OF TITLES ISSUED: ______ NOMINAL VALUE
INITIAL VALUE

(7) PLACEMENT TERM INITIAL DATE D M Y ENDING DATE D M Y

II. PLACEMENT INFORMATION

(8) AMOUNT PLACED IN THE MONTH:

(9) TOTAL ACCRUED OUTSTANDING: $130,000,000,000

DETAILED INFORMATION ABOUT AMOUNT PLACED DURING MONTH

SERIES	(10) AMOUNT $	(11) TERM (MONTHS)	RETURN AND/OR DIVIDEND	PERIODICITY OF PAYMENT	(12) % PLACED	(13) % PENDING	(14) DATE OF NOTICE (D/M/Y)
(15) TOTAL							

(16) DESTINATION OF FUNDS

III. INFORMATION ABOUT UNDERWRITERS AND BUYERS FOR THE MONTH'S PLACEMENT

UNDERWRITERS:	(17) PLACED $	BUYERS	(18) PURCHASED $
ISSUER		INDIVIDUALS	
BROKERS		CREDIT INSTITUTIONS	
FINANCE INSTITUTIONS		FINANCIAL SERVICES CORPORATIONS	
FINANCE CORPORATIONS		SAVINGS COMPANIES	
		INSURERS, INSURANCE INTERMEDIARIES AND REINSURERS	
		PENSION AND SEVERANCE PAYS FUNDS	
		INVESTMENT MUTUAL FUNDS	
		MUTUAL FUNDS	
		SECURITIES FUNDS	
		OTHER LEGAL PERSONS	
(19) TOTAL		TOTAL	

JORGE RODRIGUEZ ORTIZ
(20) SUBSTITUTE GENERAL MANAGER SIGNATURE

GONZALO ALONSO OCHOA RUIZ
INDEPENDENT AUDITOR SIGNATURE
T.P. 43668-T

*** NOTE: In the case of offerings authorized for early filing that are offered in several issues (tranches), it is necessary to fill out this form for every issue (tranche) offered.**

ANA LUCIA URIBE
Traductora Oficial
Resolución Minjusticia 3157
Noviembre 20 de 1989



COMPANIES LISTED IN THE STOCKMARKET
STATE-OWNED COMPANIES
INTERCONEXION ELECTRICA S.A. E.S.P.

Basic Data

Name:	INTERCONEXION ELECTRICA S.A. E.S.P.
ID:	8600166103
Supervalores Code:	260034
Abbreviation:	ISA
Status in the National Securities Register:	ACTIVE
Legal Status:	NORMAL
Address:	CL 12 SUR 18-168
City:	MEDELLIN
Phone:	3252270
Web Address:	www.isa.com.co
Fax:	(4)3170848
Legal Representative:	JAVIER GENARO GUTIÉRREZ PEMBERTHY

Administrative Bodies

rnvi@supervalores.gov.co
Last Update : July 15, 2004

L

LEGAL REPRESENTATIVES

ID	NUMBER	NAME	POSITION	TENURE BEGINS	TENURE ENDS
CITIZENSHIP CARD	19168740	JAVIER GENARO GUTIÉRREZ PEMBERTHY	PRINCIPAL	29/12/2000	N/A
CITIZENSHIP CARD	4344455	CESAR AUGUSTO RAMIREZ ROJAS	ALTERNATE	29/12/2000	N/A
CITIZENSHIP CARD	19250099	JORGE RODRIGUEZ ORTIZ	SECOND ALTERNATE	29/12/2000	N/A

CHIEF ACCOUNTANT

ID	NUMBER	NAME	TENURE BEGINS	TENURE ENDS
CITIZENSHIP CARD	70072153	JAIRO ALBERTO ALZATE PINO	29/12/2000	N/A

EXTERNAL AUDITORS: KPMG LTDA

ID	NUMBER	NAME	POSITION	TENURE BEGINS	TENURE ENDS
CITIZENSHIP CARD	98542818	GONZALO ALONSO OCHOA RUÍZ	PRINCIPAL	20/05/2004	31/03/2005
CITIZENSHIP CARD	43720578	CLAUDIA PATRICIA CARDONA CADAVID	ALTERNATE	29/12/2000	31/03/2005

BOARD OF DIRECTORS

ID	NUMBER	NAME	POSITION	TENURE	TENURE

				BEGINS	ENDS
CITIZENSHIP CARD	312038	VICTOR MANUEL CRUZ VEGA	PRINCIPAL	29/03/2004	31/03/2005
CITIZENSHIP CARD	35458394	GLORIA INÉS CORTÉS ARANGO	PRINCIPAL	29/03/2004	31/03/2005
CITIZENSHIP CARD	8214308	JUAN FELIPE GAVIRIA GUTIÉRREZ	PRINCIPAL	29/03/2004	31/03/2005
CITIZENSHIP CARD	16685633	LUIS ERNESTO MEJIA CASTRO	PRINCIPAL	01/04/2003	31/03/2005
CITIZENSHIP CARD	8243355	ISAAC YANOVICH FARBAIARZ	PRINCIPAL	30/03/2002	31/03/2005
CITIZENSHIP CARD	19144982	LUIS FERNANDO ALARCON MANTILLA	PRINCIPAL	30/03/2001	31/03/2005
CITIZENSHIP CARD	3789316	ORLANDO CABRALES MARTINEZ	PRINCIPAL	01/04/2003	31/03/2005
CITIZENSHIP CARD	32435299	NORA ABUCHAR CHAMIE	PERSONAL ALTERNATE	29/03/2004	31/03/2005
CITIZENSHIP CARD	16823593	MANUEL FERNANDO MAIGUASHCA OLANO	PERSONAL ALTERNATE	01/04/2003	31/03/2005
CITIZENSHIP CARD	70103529	LUIS FERNANDO URIBE RESTREPO	PERSONAL ALTERNATE	30/03/2000	31/03/2005
CITIZENSHIP CARD	79149341	JORGE HERNAN CARDENAS SANTAMARIA	PERSONAL ALTERNATE	30/03/2002	31/03/2005
CITIZENSHIP CARD	8318646	JESÚS ARTURO ARISTIZÁBAL GUEVARA	PERSONAL ALTERNATE	30/03/2001	31/03/2005
CITIZENSHIP CARD	9048148	HERNAN MARTINEZ	PERSONAL ALTERNATE	30/03/2002	31/03/2005
CITIZENSHIP CARD	19463151	ANDRÉS MEJÍA CARDONA	PERSONAL ALTERNATE	01/04/2003	31/03/2005



1320-2-

June 1st, 2004

Doctor
CÉSAR ÉDGAR RUEDA GÓMEZ
Chief, National Intermediary Securities Registrar Division
COLOMBIAN SECURITIES COMMISSION
Avenida el Dorado 68B-85,Torre B, Piso 2
Bogotá, D.C.

SUBJECT: Report for first quarter of 2004

Dear doctor Rueda:

In compliance with External Circular 002 of March 8th, 201, issued by the Colombian Securities Commission, we cordially deliver forms 180 through 188 (eleven folios) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through March 31, 2004.

We remain at your service for any explanation or additional information on the matter.

Sincerely,

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Juan Luis Ramírez Lozano, Information Director, Colombian Stock Exchange, Carrera 8 13-82, 7th floor, Bogotá D.C.
1320, 9999

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES

DEBTORS BY AGES
THROUGH MARCH 31, 2004

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03	Column 04
			CURRENT	UP TO 30 DAYS PAST DUE	31 - 360 DAYS PAST DUE	MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAX INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406				
	035	RENDERING OF SERVICES - 1407				
	040	PUBLIC UTILITIES - 1408	180,984,442,943	4,433,133,167	5,253,275,255	18,509,310,045
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS PAYABLE - 1413				
	065	LOANS GRANTED - 1415	25,389,387,088			
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	1,799,166,173			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	42,656,887,750			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	45,728,266,467			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	CUOTAS PARTES DE BONOS Y TÍTULOS PENSIONALES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	(42,310,044,091)			
	999	SUBTOTAL	254,248,106,329	4,433,133,167	5,253,275,255	18,509,310,045

ATTACHMENT S-19

FORM 181 RESIDENTIAL PUBLIC UTILITIES

ACCOUNTS PAYABLE BY AGES

THROUGH MARCH 31, 2004

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03	Column 04	Column 05
			CURRENT	UP TO 30 DAYS PAST DUE	FROM 30 TO 90 DAYS PAST DUE	FROM 91 TO 360 DAYS PAST DUE	MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000					
	010	PUBLIC CREDIT OPERATIONS - 220000	696,284,482,000				
	015	FINANCIAL OBLIGATIONS - 230000	688,645,331,000				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	7,894,682,000				
	025	TRANSFERS - 2403					
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	94,873,000				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415					
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420					
	045	CREDITORS - 2425	94,089,536,000				
	050	ASSIGNED SUBSIDIES- 2430					
	055	WITHOLDING AND DOCUMENT TAXES - 2436	2,267,031,000				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	13,669,000				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	1,382,369,000				
	070	ADDED VALUE TAX - IVA - 2445	136,503,000				
	075	ADVANCES RECEIVED - 2450	3,198,564,000				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	76,276,000				
	085	LEGAL CREDITS - 2460					
	090	REWARDS PAYABLE - 2465					
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470					
	100	OTHER ACCOUNTS PAYABLE- 2490	52,439,266,000				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	8,021,702,000				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000					
	115	ESTIMATED LIABILITIES - 270000	175,553,386,000				
	120	OTHER LIABILITIES - 290000	227,296,938,000				
	999	TOTAL LIABILITIES	1,957,394,608,000				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR

ASSETS PLEDGED OR GIVEN IN GUARANTEE

THROUGH MARCH 31, 2004

(IN COL PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS	
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	BIENES DE BENEFICIO Y USO PÚBLICO	
	035	NATURAL AND ENVIRONMENT RESOURCES	
	040	OTHER ASSETS	
	999	**Total Assets in Guarantee**	0

(*) THE AMOUNT IN GUARANTEE IS BASED ON THE ASSET IN GUARANTEE'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

ATTACHMENT S-21

FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR

INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE

THROUGH MARCH 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03	
			IDENTIFICATION TYPE (1)	IDENTIFICATION	No. OF SHARES OWNED	
01	001	NATION (MINISTRY OF FINANCE AND PUBLIC CREDIT)	2	8999990902	569,472,561	58.219%
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P	2	8909049961	102,582,317	10.487%
	003	EMPRESA DE ENERGIA DEL PACIFICO S.A. E.S.P. EPSA	2	8002498601	37,350,610	3.818%
	004	MANDATORY PENSION FUND PROTECCION	2	8002297390	20,655,225	2.112%
	005	EMPRESA DE ENERGIA DE BOGOTA	2	8999990823	17,962,829	1.836%
	006	MANDATORY PENSION FUND COLFONDOS	2	8002279406	12,579,059	1.286%
	007	PENSION FUND HORIZONTE	2	8002319671	12,491,146	1.277%
	008	PENSION FUND SANTANDER	2	8002248278	4,673,616	0.478%
	009	MANDATORY PENSION FUND PORVENIR	2	8002248088	3,342,723	0.342%
	010	PENSION FUND PROTECCIÓN	2	8001982815	2,217,903	0.227%
	011	CENTRAL HIDROELECTRICA DE CALDAS	2	8908001286	1,460,366	0.149%
	012	PENSION AND SEVERANCE PAYS FUND COLFONDOS	2	8001986445	1,384,697	0.142%
	013	MANDATORY PENSION FUND SKANDIA	2	8002530552	1,359,550	0.139%
	014	INVERSIONISTAS DE COLOMBIA S.A.	2	8909267491	1,200,018	0.123%
	015	FONDO DE VALORES ACCION	2	8001759243	1,150,000	0.118%
	016	CAJA DE AUXILIOS Y PRESTACIONES - CAXDAC	2	8600073798	961,604	0.098%
	017	FONDO DE VALORES CERRADO - FIDUCOR	2	8300871612	920,000	0.094%
	018	JARA ALBARRACIN MANUEL	1	19354408	898,498	0.092%
	019	INMOBILIARIA LA MERCED	2	8110127603	823,860	0.084%
	020	GARCES DE RESTREPO AMANDA	1	21669449	810,198	0.083%
	021	REPURCHASED ORDINARY SHARES			17,820,122	1.822%
	090	Other shareholders with less participation			166,044,903	16.975%
	999	Subtotal Ordinary Shares			**978,161,805**	**100.0%**
02	001	Shareholder with preferred dividend 1				
	002	Shareholder with preferred dividend 2				
	....	....				
	020	Shareholder with preferred dividend 20				
	021	REPURCHASED PREFERRED SHARES				
	090	Other shareholders with less participation				
	999	Subtotal Preferred Shares without Voting Right				
03	001	Shareholder with priviledged shares 1				
	002	Shareholder with priviledged shares 2				
	....	....				
	020	Shareholder with priviledged shares 20				
	021	REPURCHASED PRIVILEDGED SHARES				
	090	Other shareholders with less participation				
	999	Subtotal Priviledged Shares				
04	999	Total Outstanding Shares			**960,341,683**	
05	999	TOTAL REPURCHASED SHARES			**17,820,122**	

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR
INVESTMENT DISCRIMINATION BY RECEPTOR AGENT
THROUGH MARCH 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04	COLUMN 05	COLUMN 06	COLUMN 07	COLUMN 08	COLUMN 09	COLUMN 10
			I.D. TYPE (1)	INDENTIFICATION (2)	RELATION TYPE (3)	ACCIONES						
						ORDINARY ($MM)	With Preferred Dividend and without Voting Right ($)	Other Variable Inc. Investments ($)	Total Variable Income Investments ($)	% of total part. shares in receptor society	Installmts. or parts of social interest ($)	% de part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	2	802.007.669-8	F	366,706	0	0	366,706	65.00	0	0
	002	INTERNEXA S.A. E.S.P	2	811.021.654-9	F	108,992	0	0	108,992	99.99	0	0
	003	FLYCOM COMUNICACIONES S.A. E.S.P.	2	830.066.603-3	F	23,215	0	0	23,215	75.04	0	0
	004	ISA-PERU	2	20501844986	F	14,927	0	0	14,927	28.07	0	0
	005	REP	2	2050464504	F	89,475	0	0	89,475	30.00	0	0
	006	ISA-BOLIVIA	2	10772588	F	4,511	0	0	4,511	51.00	0	0
	....	....										
	050	Society 50										
	090	**Other Societies**										
	999	**Net Total**				607,827			607,827			

NOTE: (1) The identification type corresponds to the statement in Record Type-8

(2) Relation of societies where the issuer owns more that 10% of the shares or installments and parts of social interest of said society including reappraisals.

(3) F: Affiliate, S: Subsidiary, C: Commercial

($) The amount must be reported in Colombian pesos

The shaded fields should not be filled out

ATTACHMENT - S-23

FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR

CASH FLOW STATEMENT THROUGH MARCH 31, 2004

COP THOUSANDS

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			JAN	FEB	MAR
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATION INCOME	53,313,616	44,677,831	62,047,778
	010	PAYED TO PROVIDERS	5,500,853	20,789,597	5,689,443
	015	PAYED FOR WAGES, SALARIES, AND BENEFITS	3,442,413	4,320,728	4,795,823
	020	PAYED FOR PRODUCTION EXPENSES	0	0	0
	025	PAYED FOR ADMINISTRATION EXPENSES	8,845,451	48,431,117	70,320,015
	030	PAYED FOR SALES EXPENSES	2,728,426	2,064,175	3,443,482
	090	OTHER OPERATION INCOME	3,445,074	17,826,728	2,132,363
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	44,470,826	9,752,714	(10,935,697)
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	2,422,674	657,005	1,046,550
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	17,529	1,275	200,320
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	(2,405,145)	(655,730)	(846,230)
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	2,598,595
	010	INCOME FROM SALES OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	0	0	12,196,000
	035	INTEREST AND MONETARY CORRECTION RECEIVED	686,772	278,938	572,850
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	686,772	278,938	(2,025,745)
04	999	**TOTAL NET CASHUSED IN INVESTMENTS**	(1,718,373)	(376,792)	(2,871,975)
05	005	NUEVAS COLOCACIONES DE TITULOS DE DEUDA	0	254,191,500	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT OF DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	27,000,000	5,000,000	48,007,988
	025	PAYMENT OF INSTALLMENTS OF LOAN PRINCIPAL	26,162,178	142,253,536	93,732,639
	030	LOAN INTEREST PAID	16,623,741	9,422,119	22,192,089
	035	ISSUE OF SHARES	429,716	86,499	62,595
	040	DIVIDENDS PAYED	0	37,585,189	0
	999	SUBTOTAL (CASH FOR FINANCING)	(15,356,203)	70,017,155	(67,854,145)
06	005	CASH INCOME FOR OTHER CONCEPTS	80,609	93,418	81,675
	010	CASH OUTAGES FOR OTHER CONCEPTS	779,988	5,945,707	1,819,061
	999	SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)	(699,379)	(5,852,289)	(1,737,386)
07	999	**TOTAL NET INCREASE OF CASH**	26,696,871	73,540,788	(83,399,203)
08	005	BEGINNING CASH	118,650,841	0	0
09	005	END CASH	0	0	0

NOTE: Cash flow executed on quarter reported must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-acc

ATTACHMENT S-24

FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR

GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS THROUGH MARCH 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	ORDINARY SHARES	75,710	960,341,683
	010	PRIVILEDGED SHARES	0	0
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0	0
	999	TOTAL	75,710	960,341,683
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98.97	15.30
	010	% THAT REPRESENTS COMPANIES	1.03	84.70
	999	TOTAL	100.00	100.00
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0.38	0.08
	010	% THAT REPRESENTS LOCAL INVESTORS	99.62	99.92
	999	TOTAL	100.00	100.00
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	0.01	70.03
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	0.98	12.77
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0.00	1.87
	999	TOTAL	0.99	84.67
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	75,707	250,936,195
	010	3.01 % - 10.00 %	1	37,350,610
	015	10.01 % - 20.00 %	1	102,582,317
	020	20.01 % - 30.00 %	0	0
	025	30.01 % - 40.00 %	0	0
	030	40.01 % - 50.00 %	0	0
	035	MORE THAN 50.00 %	1	569,472,561
	999	**TOTAL**	75,710	960,341,683
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	41,493	25,131,867
	010	1001-5000	29,319	57,597,459
	015	5001-10000	2,879	19,147,428
	020	10001-50000	1,772	32,897,925
	025	50001-100000	132	9,097,676
	030	100001-500000	85	15,827,356
	035	MORE THAN 500000	30	800,641,972
	999	**TOTAL**	75,710	960,341,683

ATTACHMENT S-25

FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR GENERAL FINANCIAL INFORMATION ON EQUITY AND OTHER ENTRIES THROUGH MARCH 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	VALUE OF NOMINAL SHARE	32.800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	2,415.20
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	1,445.67
	020	PROFIT PER SHARE	14.17
	025	LOSS PER SHARE	
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	92,192,801,568
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	
	999	TOTAL VALUE OF DECREED DIVIDENDS	92,192,801,568
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	96
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	
	015	PERIOCITYOF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	FIRST PAYMENT DATE	Mayo 22, 2004
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	
04	005	TOTAL NUMBER OF EMPLOYEES	780
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	22,062,667,000
06	005	% USE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	
	010	CASH PURCHASES ABROAD	
	015	CREDIT PURCHASES IN LOCAL MARKET	
	020	CREDIT PURCHASES ABROAD	
	999	TOTAL PURCHASES	
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	
	010	CASH SALES AND/OR SERVICES RENDERED ABROAD	
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	179,235,180,000
	020	CREDIT SALES AND/OR SERVICES RENDERE ABROAD	
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	179,235,180,000
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH MARCH 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	10,024,667,000
	010	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1202	22,494,938,000
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0
	025	EQUITY INVESTMENTS - COST METHOD -1207	0
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	0
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	0
	999	SUBTOTAL, INVESTMENTS	**32,519,605,000**
02 ACCOUNTS RECEIVABLE	005	CURRENT VALIDITY 1305	0
	010	PREVIOUS VALIDITY - 1310	0
	015	DIFFICULT COLLECTION - 1315	0
	020	PROVISION FOR INCOME RECEIVABLE (CR) - 1380	0
	999	SUBTOTAL INCOME RECEIVABLE	**0**
03 DEBTORS	005	NON-TAX INCOME -1401	0
	010	CONTRIBUTION AND QUOTES - 1402	0
	015	PARAFISCAL INCOME - 1403	0
	020	SPECIAL FUNDS - 1404	0
	025	SALE OF GOODS - 1406	0
	030	RENDERING OF SERVICES - 1407	0
	035	PUBLIC UTILITIES - 1408	167,615,159,000
	040	HEALTH SERVICES - 1409	0
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0
	055	TRANSFERS RECEIVABLE - 1413	0
	060	LOANS GRANTED - 1415	11,946,300,000
	065	GOVERNMENT LOANS GRANTED - 1416	0
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0
	080	ADVANCES DISBURSED - 1420	1,597,148,000
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	33,368,092,000
	090	DEPOSITS DELIVERED - 1425	0
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0
	100	GURANTEES FUND - FOGAFIN - 1428	0
	105	GUARANTEES FUND - FOGACOOP - 1429	0
	110	OTHER DEBTORS - 1470	40,317,865,000
	115	DIFFICULT COLLECTION DEBTS - 1475	0
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0
	125	PROVISION FOR DEBTORS (CR) - 1480	(42,310,045,000)
	999	SUBTOTAL DEBTORS	**212,534,519,000**
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0
	010	MATERIALS IN TRANSIT - 1704	0
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0
	025	HISTORICAL AND CULTURAL GOODS - 1715	0
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVENIN MANAGEMENT - 1720	0
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0
	999	SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE	**0**
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH MARCH 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR) 1815	0
	025	NON-RENEWABLE NATURA RESOURCES IN EXPLOITATION -1820	0
	030	ACCUMULATED EXUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1825	0
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0
	045	INVESTMENT IN NON-RENEWABLE NATRUAL RESOURCES IN EXPLOITATION 1840	0
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0
	999	SUBTOTAL RESOURCES	**0**
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	7,962,698,000
	010	CHARGES DEFFERED - 1910	32,721,232,000
	015	PROJECTS AND IMPROVEMENTS IN NON-OWNED PROPERTY - 1915	0
	020	GOODS GIVENTO THIRD PARTIES - 1920	0
	025	ACCUMULATED AMORTIZATION OF GOODS GIVEN TO THIRD PARTIES (CR) -1925	0
	030	GOODS AND RIGHTS IN PROCESS OF TITLE - 1926	0
	035	GOODS RECEIVED IN PAYMENT - 1930	0
	040	PROVISION GOODS RECEIVED IN PAYMENT (CR) - 1935	0
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0
	050	GOODS ACQUIRED IN LEASING- - 1941	0
	055	DEPRECIATION OF GOODS ACQUIRED IN LEASING (CR) 1942	0
	060	RESPONSIBILITIES - 1950	0
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	0
	070	ART AND CULTURE GOODS - 1960	0
	075	PROVISION ART AND CULTURE GOODS (CR) - 1965	0
	080	INTANGIBLES - 1970	0
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	0
	090	PRINCIPAL Y SUBORDINATE - 1995	0
	095	GOODS AND RIGHTS IN MANAGEMENT INVESTIGATION - 1996	0
	100	PROVIS. FPR GOODS AND RIGHTS IN MANAGEMENT INVESTIGATION (CR) - 1997	0
	105	REAPPRAISALS - 1999	0
	999	SUBTOTAL OTHER ASSETS	**40,683,930,000**
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0
	999	SUBTOTAL CENTRAL BANK OPERATIONS	**0**
08 PUBLIC CREDIT OPERATIONS	005	DEUDA PÚB. INT. DE CTO. PLAZO POR AMORT. EN LA VIGENCIA-2202	0
	010	INTERNAL SHORT-TERM PUBLIC DEBT - 2203	0
	015	SHORT-TERM GOV. LOANS FOR AMMORTIZATION IN CURRENT PERIOD-2240	0
	020	SHORT-TERM GOVERNMENT LOANS -2241	0
	025	LONG-TERM GOV. LOANS FOR AMMORTIZATION IN CURRENT PERIOD - 2245	0
	030	LONG-TERM GOVERNMENT LOANS 2246	0
	035	SHORT-TERM INTERNAL PUBLIC DEBT INTEREST FOR AMMORTIZATION IN CURRENT PERIOD-2260	0
	040	SHORT-TERM INTERNAL PUBLIC DEBT INTEREST -2261	0
	045	LONG-TERM INTERNAL PUBLIC DEBT INTEREST FOR AMMORTIZATION IN CURRENT PERIOD-2262	0
	050	LONG-TERM INTERNAL PUBLIC DEBT INTEREST-2263	0
	055	SHORT-TERM GOV. LOAN INTERESTS FOR AMORT. IN CURRENT PERIOD-2266	0
	060	SHORT-TERM GOV. LOAN INTERESTS	0
	065	LONG-TERM GOV. LOAN INTERESTS FOR AMORT. IN CURRENT PERIOD- 2268	0
	070	ISHORT-TERM GOV. LOAN INTERESTS - 2269	850,614,000
	075	COMISSION INT. SHORT-TERM PUBLIC DEBT FOR AMORT. IN CURRENT PD. - 2280	0
	080	SHORT-TERM INTERNAL PUBLIC DEBT COMMISSIONS -2281	0
	085	SHORT-TERM GOV. LOANS COMISSIONS FOR AMORT. IN CURRENT PD.-2286	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH MARCH 31, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	090	SHORT-TERM GOVERNMENT LOANS COMMISSIONS- 2287	0
	999	SUBTOTAL PUBLIC CREDIT OPERATIONS	**850,614,000**
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	0
	010	CREDITS OBTAINED - 2302	202,026,157,000
	015	CREDIT ASSUMED BY NATIONAL GUARANTEE FUNDS - 2303	0
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0
	025	INTERESTS LIQUIDITY MANAGEMENT - 2320	0
	030	INTERESTS CREDITS OBTAINED -2322	30,082,910,000
	035	INTERESTS FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0
	999	SUBTOTAL FINANCIAL DEBENTURES	**232,109,067,000**
010 ACCOUNTS PAYABLE	005	ADQUISICIÓN DE BIENES Y SERVICIOS NACIONALES - 2401	7,894,682,000
	010	TRANSFERS - 2403	0
	015	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	94,873,000
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0
	025	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0
	030	CREDITORS - 2425	94,089,536,000
	035	ASSIGNED SUBSIDIES - 2430	0
	040	WITHOLDING AND DOCUMENT TAXES - 2436	2,267,031,000
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	13,669,000
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	1,382,369,000
	055	ADDED VALUE TAX - IVA - 2445	136,503,000
	060	ADVENCES RECEIVED - 2450	3,198,564,000
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	0
	070	LEGAL CREDITS - 2460	0
	075	REWARDS PAYABLE - 2465	0
	080	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0
	085	OTHER ACCOUNTS PAYABLE - 2490	30,431,298,000
	999	SUBTOTAL ACCOUNTS PAYABLE	**139,508,525,000**
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	6,962,559,000
	010	PENSIONS PAYABLE - 2510	0
	015	SOCIAL SECURITY IN HEALTH - 2550	0
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0
	025	SOCIAL SECURITY IN PENSIONS -2570	0
	999	SUBTOTAL LABOR LIABILITIES	**6,962,559,000**
012 BONDS	005	PENSION BONDS - 2625	0
	010	SECURITIES ISSUED - 2630	0
	999	SUBTOTAL BONDS	**0**
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	128,697,840,000
	010	ANTICIPATED INCOME RECEIVED - 2910	2,662,148,000
	015	DEFERRED CREDITS -2915	0
	020	GUARANTEES FUND OPERATIONS - FOGAFIN - 2921	0
	025	GUARANTEES FUND OPERATIONS - FOGACOOP - 2922	0
	030	LIABILITES IN MANAGEMENT INVESTIGATIONS - 2996	0
	999	SUBTOTAL OTHER LIABILITIES	**131,359,988,000**



1320-2-

July 27, 2004

Doctor
CÉSAR ÉDGAR RUEDA GÓMEZ
Chief, National Intermediary Securities Registrar Division
COLOMBIAN SECURITIES COMMISSION
Avenida el Dorado 68B-85,Torre B, Piso 2
Bogotá, D.C.

SUBJECT: Report for second quarter of 2004

Dear doctor Rueda:

In compliance with External Circular 002 of March 8th, 201, issued by the Colombian Securities Commission, we cordially deliver forms 180 through 188 (eleven folios) duly filled out. These forms contain Interconexión Eléctrica S.A. E.S.P.'s financial information for the period through June 30, 2004.

We remain at your service for any explanation or additional information on the matter.

Sincerely,

JAVIER G. GUTIÉRREZ P.
General Manager

JAIRO ALBERTO ALZATE PINO
Accountant T.P. 8671-T

Copy: Dr. Juan Luis Ramírez Lozano, Information Director, Colombian Stock Exchange, Carrera 8 13-82, 7th floor, Bogotá D.C.
1320, 9999

ATTACHMENT S-18
FORM 180 - RESIDENTIAL PUBLIC UTILITIES

DEBTORS BY AGES
THROUGH JUNE 30, 2004

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 31 - 360 DAYS PAST DUE	Column 04 MORE THAN 360 DAYS PAST DUE
01	005	ACCOUNTS RECEIVABLE- 130000				
	010	NON-TAX INCOME - 1401				
	015	CONTRIBUTIONS AND QUOTES - 1402				
	020	PARAFISCAL INCOME- 1403				
	025	SPECIAL FUNDS - 1404				
	030	SALE OF GOODS - 1406				
	035	RENDERING OF SERVICES - 1407				
	040	PUBLIC UTILITIES - 1408	184,554,532,226	7,222,843,270	5,369,399,994	17,751,963,709
	045	HEALTH SERVICES - 1409				
	050	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410				
	055	MANAGEMENT OF THE HEALTH SOCIAL SECURITY SERVICE - 1411				
	060	TRANSFERS PAYABLE - 1413				
	065	LOANS GRANTED - 1415	28,704,329,276			
	070	GOVERNMENT LOANS GRANTED - 1416				
	075	MANAGEMENT OF THE PENSION SOCIAL SECURITY SYSTEM - 1417				
	080	MANAGEMENT OF THE SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS - 1418				
	085	ADVANCES DISBURSED - 1420	2,330,581,710			
	090	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS - 1422	38,457,250,202			
	095	DEPOSITS DISBURSED - 1425				
	100	RIGHTS FOR REPURCHASE OF DEBTORS - 1427				
	105	GUARANTEES FUND - FOGAFIN - 1428				
	110	GUARANTEES FUND - FOGACOOP - 1429				
	115	OTHER DEBTORS - 1470	46,987,351,199			
	120	DEBTS OF DIFFICULT COLLECTION - 1475				
	125	CUOTAS PARTES DE BONOS Y TÍTULOS PENSIONALES - 1476				
	130	PROVISION FOR DEBTORS (CR) - 1480	(45,891,444,248)			
	999	SUBTOTAL	255,142,600,364	7,222,843,270	5,369,399,994	17,751,963,709

ATTACHMENT S-19

FORM 181 RESIDENTIAL PUBLIC UTILITIES

ACCOUNTS PAYABLE BY AGES

THROUGH JUNE 30, 2004

(IN COP PESOS)

Capture Unit	Line Code	LINE DESCRIPTION	Column 01 CURRENT	Column 02 UP TO 30 DAYS PAST DUE	Column 03 FROM 30 TO 90 DAYS PAST DUE	Column 04 FROM 91 TO 360 DAYS PAST DUE	Column 05 MORE THAN 360 DAYS PAST DUE
01	005	CENTRAL BANK & FINANCIAL INST. OPERATIONS 210000					
	010	PUBLIC CREDIT OPERATIONS - 220000	701,367,408,000				
	015	FINANCIAL OBLIGATIONS - 230000	668,869,053,000				
	020	ACQUISITION OF NATIONAL GOODS AND SERVICES -2401	34,052,715,000				
	025	TRANSFERS - 2403	0				
	030	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	11,473,000				
	035	INSURANCE & RE-INSURANCE OPERATIONS - 2415	0				
	040	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0				
	045	CREDITORS - 2425	72,082,074,000				
	050	ASSIGNED SUBSIDIES- 2430	0				
	055	WITHOLDING AND DOCUMENT TAXES - 2436	2,810,170,000				
	060	INDUSTRY & COMMERCE WITHOLDING TAX-ICA- 2437	28,618,000				
	065	TAXES, CONTRIBUTIONS & RATES PAYABLE - 2440	1,420,586,000				
	070	ADDED VALUE TAX - IVA - 2445	570,746,000				
	075	ADVANCES RECEIVED - 2450	3,939,633,000				
	080	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	76,427,000				
	085	LEGAL CREDITS - 2460	0				
	090	REWARDS PAYABLE - 2465	0				
	095	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0				
	100	OTHER ACCOUNTS PAYABLE- 2490	53,419,886,000				
	105	LABOR LIAB. AND EMPLOYEES BENEFITS -250000	7,603,924,000				
	110	OTHER BONDS AND SECURITIES ISSUED - 260000	0				
	115	ESTIMATED LIABILITIES - 270000	201,133,314,000				
	120	OTHER LIABILITIES - 290000	192,472,871,000				
	999	TOTAL LIABILITIES	1,939,858,898,000				

ATTACHMENT S-20

FORM - 182 RESIDENTIAL PUBLIC UTILITIES SECTOR
ASSETS PLEDGED OR GIVEN IN GUARANTEE
THROUGH JUNE 30, 2004

(IN COL PESOS)

Capture Code	Line Code	LINE DESCRIPTION	Column 01 AMOUNT IN GUARANTEE (*)
01	005	INVESTMENTS	
	010	ACCOUNTS RECEIVABLE	
	015	DEBTORS	
	020	INVENTORY	
	025	PROPERTIES, PLANT AND EQUIPMENT	
	030	BIENES DE BENEFICIO Y USO PÚBLICO	
	035	NATURAL AND ENVIRONMENT RESOURCES	
	040	OTHER ASSETS	
	999	**Total Assets in Guarantee**	0

(*) THE AMOUNT IN GUARANTEE IS BASED ON THE ASSET IN GUARANTEE'S COMMERCIAL VALUE, INCLUDING REAPPRAISALS

ATTACHMENT S-21

FORM 183 RESIDENTIAL PUBLIC UTILITIES SECTOR

INFORMATION ABOUT THE 20 PRINCIPAL SHAREHOLDERS BY TYPE OF SHARE

THROUGH JUNE 30, 2004

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03	
			IDENTIFICATION TYPE (1)	IDENTIFICATION	No. OF SHARES OWNED	
01	001	NATION (MINISTRY OF FINANCE AND PUBLIC CREDIT)	2	8999990902	569,472,561	59.299%
	002	EMPRESAS PUBLICAS DE MEDELLIN E.S.P	2	8909049961	102,582,317	10.682%
	003	EMPRESA DE ENERGIA DEL PACIFICO S.A. E.S.P. EPSA	2	8002498601	27,876,828	2.903%
	004	MANDATORY PENSION FUND PROTECCION	2	8002297390	17,792,326	1.853%
	005	EMPRESA DE ENERGIA DE BOGOTA	2	8999990823	17,535,441	1.826%
	006	MANDATORY PENSION FUND COLFONDOS	2	8002279406	12,579,059	1.310%
	007	PENSION FUND HORIZONTE	2	8002319671	12,491,146	1.301%
	008	PENSION FUND SANTANDER	2	8002248278	5,846,158	0.609%
	009	MANDATORY PENSION FUND PORVENIR	2	8002248088	3,073,373	0.320%
	010	PENSION FUND PROTECCIÓN	2	8001982815	2,217,903	0.231%
	011	SANTANDER NY CLEARENCE ACCOUNT	2	8300185255	2,109,525	0.220%
	012	FONDO DE VALORES ACCION	2	8001759243	1,800,000	0.187%
	013	SUBFONDO PENSION FONDS PGGM	2	8300180333	1,771,193	0.184%
	014	THE PENSION RESERVE INVESTMENT TRUST FUND	2	8300293865	1,553,537	0.162%
	015	EMERGING MARKETS INVR OMNIBUS	2	8002180292	1,490,953	0.155%
	016	CENTRAL HIDROELECTRICA DE CALDAS	2	8908001286	1,460,366	0.152%
	017	PENSION AND SEVERANCE PAYS FUND COLFONDOS	2	8001986445	1,384,697	0.144%
	018	MANDATORY PENSION FUND SKANDIA S.A.	2	8002530552	1,359,550	0.142%
	019	THE GENERAL MOTORS EMPLOYES GLOBAL GROUP	2	8002147585	1,215,806	0.127%
	020	MINEWORKERS PENSION SCHEME	2	8300445950	1,129,787	0.118%
	021	REPURCHASED ORDINARY SHARES			17,820,122	1.856%
	090	Other shareholders with less participation			155,779,035	16.221%
	999	Subtotal Ordinary Shares			**960,341,683**	100.0%
02	001	Shareholder with preferred dividend 1				
	002	Shareholder with preferred dividend 2				
	....	....				
	020	Shareholder with preferred dividend 20				
	021	REPURCHASED PREFERRED SHARES				
	090	Other shareholders with less participation				
	999	Subtotal Preferred Shares without Voting Right				
03	001	Shareholder with priviledged shares 1				
	002	Shareholder with priviledged shares 2				
	....	....				
	020	Shareholder with priviledged shares 20				
	021	REPURCHASED PRIVILEDGED SHARES				
	090	Other shareholders with less participation				
	999	Subtotal Priviledged Shares				
04	999	Total Outstanding Shares			**942,521,561**	
05	999	TOTAL REPURCHASED SHARES			**17,820,122**	

ATTACHMENT S-22

FORM 184 RESIDENTIAL PUBLIC UTILITIES SECTOR
INVESTMENT DISCRIMINATION BY RECEPTOR AGENT
THROUGH JUNE 30, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01	COLUMN 02	COLUMN 03	COLUMN 04	COLUMN 05	COLUMN 06	COLUMN 07	COLUMN 08	COLUMN 09	COLUMN 10
			I.D.	INDENTIFICATION	RELATION	ACCIONES						
			TYPE (1)	(2)	TYPE (3)	ORDINARY (SMM)	With Preferred Dividend and without Voting Right ($)	Other Variable Inc. Investments ($)	Total Variable Income Investments ($)	% of total part. shares in receptor society	Installmts. or parts of social interest ($)	% de part.in total installments or parts of social interest in investment assignee
01	001	TRANSELCA S.A. E.S.P.	2	802.007.669-8	F	372,018	0	0	372,018	65.00	0	0
	002	INTERNEXA S.A. E.S.P	2	811.021.654-9	F	107,214	0	0	107,214	99.99	0	0
	003	FLYCOM COMUNICACIONES S.A. E.S.P.	2	830.066.603-3	F	20,542	0	0	20,542	75.04	0	0
	004	ISA-PERU	2	20501844986	F	15,291	0	0	15,291	28.07	0	0
	005	REP	2	2050464504	F	92,224	0	0	92,224	30.00	0	0
	006	ISA-BOLIVIA	2	10772588	F	4,511	0	0	4,511	51.00	0	0
	....	....										
	050	Society 50										
	090	**Other Societies**										
	999	**Net Total**				611,800			611,800			

NOTE: (1) The identification type corresponds to the statement in Record Type-8

(2) Relation of societies where the issuer owns more that 10% of the shares or installments and parts of social interest of said society including reappraisals.

(3) F: Affiliate, S: Subsidiary, C: Commercial

($) The amount must be reported in Colombian pesos

The shaded fields should not be filled out

ATTACHMENT - S-23
FORM 185 RESIDENTIAL PUBLIC UTILITIES SECTOR
CASH FLOW STATEMENT THROUGH JUNE 30, 2004

COP THOUSANDS

Capture Unit	Line Code	LINE DESCRIPTION	Column 01	Column 02	Column 03
			EXECUTED IN QUARTER		
			APR	MAY	JUNE
01	005	RECEIVED FOR SALE OF GOODS, SERVICES AND/OR OPERATION INCOME	74,473,670	54,373,953	53,087,772
	010	PAYED TO PROVIDERS	3,277,783	4,333,096	3,965,431
	015	PAYED FOR WAGES, SALARIES, AND BENEFITS	5,981,456	4,575,833	9,841,683
	020	PAYED FOR PRODUCTION EXPENSES	0	0	0
	025	PAYED FOR ADMINISTRATION EXPENSES	30,253,966	11,268,356	9,526,281
	030	PAYED FOR SALES EXPENSES	2,604,588	2,758,705	10,707,442
	090	OTHER OPERATION INCOME	1,234,556	1,411,136	3,268,393
	999	SUBTOTAL (CASH GENERATED BY OPERATION)	39,472,804	39,940,900	36,988,201
02	005	INVESTMENTS IN PROPERTIES, PLANTS AND EQUIPMENT	1,248,622	870,871	2,849,854
	010	INCOME FROM SALES OF PROPERTIES, PLANTS AND EQUIPMENT	17,200	106,297	33,354
	999	SUBTOTAL(NET CASH INVESTMENT IN CAPITAL GOODS)	(1,231,422)	(764,574)	(2,816,500)
03	005	INVESTMENTS IN SHARES AND SOCIAL INTEREST INSTALLMENTS	0	0	1,380,045
	010	INCOME FROM SALES OF SHARES AND SOCIAL INTEREST INSTALLMNTS	0	0	0
	015	INVESTMENTS IN SHORT-TERM DEBT SECURITIES	0	0	0
	020	INVESTMENTS IN LONG-TERM DEBT SECURITIES	0	0	0
	025	INCOME FROM SALES OF DEBT SECURITIES	0	0	0
	030	DIVIDENDS RECEIVED	11,704	0	0
	035	INTEREST AND MONETARY CORRECTION RECEIVED	529,261	494,533	296,060
	999	**SUBTOTAL(CASH FLOW FOR INVESTMENTS IN SECURITIES)**	529,261	494,533	(1,083,985)
04	999	**TOTAL NET CASHUSED IN INVESTMENTS**	(702,161)	(270,041)	(3,900,485)
05	005	NUEVAS COLOCACIONES DE TITULOS DE DEUDA	4,021,950	0	0
	010	PAYMENT OF PRINCIPAL INTALLMENTS OF DEBT SECURITIES	0	0	0
	015	INTEREST PAYMENT OF DEBT SECURITIES	0	0	0
	020	LOANS RECEIVED	0	0	0
	025	PAYMENT OF INSTALLMENTS OF LOAN PRINCIPAL	19,551,587	0	1,976,362
	030	LOAN INTEREST PAID	22,500,031	8,309,967	934,937
	035	ISSUE OF SHARES	51,997	57,059	148,694
	040	DIVIDENDS PAYED	0	37,585,189	0
	999	SUBTOTAL (CASH FOR FINANCING)	(37,977,671)	(45,838,097)	(2,762,605)
06	005	CASH INCOME FOR OTHER CONCEPTS	249,489,521	241,381,605	213,745,242
	010	CASH OUTAGES FOR OTHER CONCEPTS	258,105,568	210,682,070	235,154,074
	999	SUBTOTAL (NET FLOW FOR OTHER CONCEPTS)	(8,616,047)	30,699,535	(21,408,832)
07	999	**TOTAL NET INCREASE OF CASH**	(7,823,075)	24,532,297	8,916,279
08	005	BEGINNING CASH	118,650,841	110,827,766	135,360,063
09	005	END CASH	110,827,766	135,360,063	144,276,342

NOTE: Cash flow executed on quarter reported must be reported.

Not only income, but outcome must be reported with a plus sign. Not withstanding, net amounts must be reported with the sign resulting from the movement of sub-acc

ATTACHMENT S-24

FORM 186 RESIDENTIAL PUBLIC UTILITIES SECTOR
GENERAL FINANCIAL INFORMATION ON SHARES AND SHAREHOLDERS
THROUGH JUNE 30, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 No. OF SHAREHOLDERS	COLUMN 02 No. OF SHARES
		COMPOSITION OF SHAREHOLDERS AND SHARES		
01	005	ORDINARY SHARES	74,130	960,341,683
	010	PRIVILEDGED SHARES	0	0
	015	SHARES WITH PREFERRED DIVIDEND AND NO VOTING RIGHT	0	0
	999	TOTAL	74,130	960,341,683
		COMPOSITION OF SHAREHOLDERS		
02	005	% THAT REPRESENTS PERSONS	98.91	15.21
	010	% THAT REPRESENTS COMPANIES	1.09	84.79
	999	TOTAL	100.00	100.00
03	005	% THAT REPRESENTS FOREIGN INVESTORS	0.36	0.08
	010	% THAT REPRESENTS LOCAL INVESTORS	99.64	99.92
	999	TOTAL	100.00	100.00
04	005	% THAT REPRESENTS INVESTMENT FROM PUBLIC INSTITUTIONS	1.11	82.74
	010	% THAT REPRESENTS INVESTMENT FROM PRIVATE INSTITUTIONS	98.64	15.11
	015	% THAT REPRESENTS INVESTMENT FROM MIXED-OWNERSHIP INSTITUTIONS	0.25	2.16
	999	TOTAL	100.00	100.00
05		**RANGES ACCORDING TO PERCENTAGE OF INDIVIDUAL SHARES OWNED**		
	005	UP TO - 3.00 %	74,128	288,286,805
	010	3.01 % - 10.00 %	0	0
	015	10.01 % - 20.00 %	1	102,582,317
	020	20.01 % - 30.00 %	0	0
	025	30.01 % - 40.00 %	0	0
	030	40.01 % - 50.00 %	0	0
	035	MORE THAN 50.00 %	1	569,472,561
	999	**TOTAL**	74,130	960,341,683
06		**RANGES ACCORDING TO NUMBER OF INDIVIDUAL SHARES OWNED**		
	005	1-1000	40,537	24,463,140
	010	1001-5000	28,654	56,323,609
	015	5001-10000	2,880	19,226,670
	020	10001-50000	1,785	33,323,908
	025	50001-100000	145	9,985,011
	030	100001-500000	89	16,118,628
	035	MORE THAN 500000	40	800,900,717
	999	**TOTAL**	74,130	960,341,683

ATTACHMENT S-25

FORM 187 RESIDENTIAL PUBLIC UTILITIES SECTOR GENERAL FINANCIAL INFORMATION ON EQUITY AND OTHER ENTRIES THROUGH JUNE 30, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01	005	VALUE OF NOMINAL SHARE	32.800000005352
	010	EQUITY VALUE PER SHARE WITH REAPPRAISAL	2,443.85
	015	EQUITY VALUE PER SHARE WITHOUT REAPPRAISAL	1,474.33
	020	PROFIT PER SHARE	42.83
	025	LOSS PER SHARE	
02	005	DECREED DIVIDEND VALUE OF ORDINARY SHARES	92,192,801,568
	010	DECREED DIVIDEND VALUE OF OTHER SHARES	
	015	DECREED DIVIDEND VALUE OF PREFFERED DIVIDEND SHARES	
	999	TOTAL VALUE OF DECREED DIVIDENDS	92,192,801,568
03	005	TOTAL DIVIDEND VALUE PER ORDINARY SHARE	96
	010	TOTAL DIVIDEND IN CASH PER ORDINARY SHARE	
	015	PERIOCITYOF DIVIDEND PAYMENT PER ORDINARY SHARE (1)	90
	020	NUMBER OF DIVIDEND PAYMENTS PER ORDINARY SHARE	4
	025	FIRST PAYMENT DATE	Mayo 22, 2004
	030	DIVIDEND VALUE PER ORDINARY SHARE IN SHARES	
	035	EXTRAORDINARY DIVIDEND VALUE PER SHARE	
	040	DIVIDEND VALUE PER PRIVILIEDGED SHARE	
	045	DIVIDEND VALUE PER SHARE WITH PREFERRED DIVIDEND	
04	005	TOTAL NUMBER OF EMPLOYEES	786
	010	% PERMANENT EMPLOYEES	100
	015	% TEMPORARY EMPLOYEES	0
05	005	DEPRECIATION EXPENSE IN THE PERIOD	44,029,238,932
06	005	% USE OF INSTALLED CAPACITY	100
07	005	CASH PURCHASES IN LOCAL MARKET	
	010	CASH PURCHASES ABROAD	
	015	CREDIT PURCHASES IN LOCAL MARKET	
	020	CREDIT PURCHASES ABROAD	
	999	TOTAL PURCHASES	
08	005	CASH SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	
	010	CASH SALES AND/OR SERVICES RENDERED ABROAD	
	015	CREDIT SALES AND/OR SERVICES RENDERED IN LOCAL MARKET	361,264,122,472
	020	CREDIT SALES AND/OR SERVICES RENDERE ABROAD	
	999	TOTAL INCOME FROM SALES AND/OR SERVICES RENDERED	361,264,122,472
09	005	PERIODICITY OF ISSUER'S ACCOUNTING CLOSING (2)	A

(1) Periodicity of dividends payment in number of days.

(2) A: ANNUALY S: SEMI ANNUALY T: QUARTERLY

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH JUNE 30, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
01 INVESTMENTS	005	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1201	9,647,507,000
	010	LIQUIDITY MGMNT. INVESTMENTS - FIXED INCOME -1202	0
	015	INVESTMENTS FOR POLITICAL PURPOSES - FIXED INCOME -1203	0
	020	INVESTMENTS - HEDGING OPERATIONS -1206	0
	025	EQUITY INVESTMENTS - COST METHOD -1207	0
	030	EQUITY INVESTMENTS - PARTICIPATION METHOD - 1208	0
	035	FIXED INCOME INVESTMENTS - DTN - 1209	0
	040	FIXED INCOME INVESTMENTS - ADMINISTRATED FUNDS - DTN -1211	0
	045	INVESTMENTS OF INTERNATIONAL RESERVES - 1212	0
	050	RIGHTS OF REPURCHASE OF INVESTMENTS - 1220	0
	055	PROVISION FOR INVESTMENTS PROTECTION (CR) - 1280	0
	999	SUBTOTAL, INVESTMENTS	**9,647,507,000**
02 ACCOUNTS RECEIVABLE	005	CURRENT VALIDITY 1305	0
	010	PREVIOUS VALIDITY - 1310	0
	015	DIFFICULT COLLECTION - 1315	0
	020	PROVISION FOR INCOME RECEIVABLE (CR) - 1380	0
	999	SUBTOTAL INCOME RECEIVABLE	**0**
03 DEBTORS	005	NON-TAX INCOME -1401	0
	010	CONTRIBUTION AND QUOTES - 1402	0
	015	PARAFISCAL INCOME - 1403	0
	020	SPECIAL FUNDS - 1404	0
	025	SALE OF GOODS - 1406	0
	030	RENDERING OF SERVICES - 1407	0
	035	PUBLIC UTILITIES - 1408	214,898,739,000
	040	HEALTH SERVICES - 1409	0
	045	CONTRIBUTIONS RECEIVABLE FROM AFFILIATES - 1410	0
	050	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN HEALTH-1411	0
	055	TRANSFERS RECEIVABLE - 1413	0
	060	LOANS GRANTED - 1415	15,501,143,000
	065	GOVERNMENT LOANS GRANTED - 1416	0
	070	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PENSIONS-1417	0
	075	MANAGEMENT OF SOCIAL SECURITY SYSTEM IN PROFESSIONAL RISKS- 1418	0
	080	ADVANCES DISBURSED - 1420	2,128,564,000
	085	ADVANCES OR BALANCES IN FAVOR FOR TAXES AND CONTRIBUTIONS-1422	29,231,881,000
	090	DEPOSITS DELIVERED - 1425	0
	095	DEBTORS' RIGHTS OF REPURCHASE - 1427	0
	100	GURANTEES FUND - FOGAFIN - 1428	0
	105	GUARANTEES FUND - FOGACOOP - 1429	0
	110	OTHER DEBTORS - 1470	41,974,458,000
	115	DIFFICULT COLLECTION DEBTS - 1475	0
	120	QUOTES OR PARTS OF BONDS AND PENSION SECURITIES - 1476	0
	125	PROVISION FOR DEBTORS (CR) - 1480	(45,891,445,000)
	999	SUBTOTAL DEBTORS	**257,843,340,000**
04 GOODS FOR PUBLIC BENEFIT AND USAGE	005	MATERIALS - 1703	0
	010	MATERIALS IN TRANSIT - 1704	0
	015	GOODS FOR PUBLIC BENEFIT AND USE IN CONSTRUCTION -1705	0
	020	GOODS FOR PUBLIC BENEFIT AND USE IN SERVICE - 1710	0
	025	HISTORICAL AND CULTURAL GOODS - 1715	0
	030	GOODS FOR PUBLIC BENEFIT AND USE GIVENIN MANAGEMENT - 1720	0
	035	ACCUMULATED AMORTIZATION OF GOODS FOR PUBLIC BENEFIT AND USE (CR) - 1785	0
	999	SUBTOTAL GOODS FOR PUBLIC BENEFIT AND USE	**0**
05 RESOURCES	005	RENEWABLE NATURAL RESOURCES IN CONSERVATION-1804	0
	010	INVESTMENTS IN IRENEWABLE NATURAL RESOURCES IN CONSERVATION-1806	0
	015	RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1810	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH JUNE 30, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	020	ACCUMULATED EXAUSTION OF RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1815	0
	025	NON-RENEWABLE NATURA RESOURCES IN EXPLOITATION -1820	0
	030	ACCUMULATED EXAUSTION OF NON-RENEWABLE NATURAL RESOURCES IN EXPLOITATION (CR)-1825	0
	035	INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOITATION-1830	0
	040	ACCUM. AMORT. OF INVESTMENT IN RENEWABLE NATURAL RESOURCES IN EXPLOIT. (CR) -1835	0
	045	INVESTMENT IN NON-RENEWABLE NATRUAL RESOURCES IN EXPLOITATION 1840	0
	050	ACCUM. AMORT. IN NON-RENEWABLE NAT. RES. IN EXPLOIT. (CR) 1845	0
	999	SUBTOTAL RESOURCES	**0**
06 OTHER ASSETS	005	EXPENSES PAID IN ADVANCE - 1905	12,829,426,000
	010	CHARGES DEFFERED - 1910	33,683,854,000
	015	PROJECTS AND IMPROVEMENTS IN NON-OWNED PROPERTY - 1915	0
	020	GOODS GIVENTO THIRD PARTIES - 1920	0
	025	ACCUMULATED AMORTIZATION OF GOODS GIVEN TO THIRD PARTIES (CR) -1925	0
	030	GOODS AND RIGHTS IN PROCESS OF TITLE - 1926	0
	035	GOODS RECEIVED IN PAYMENT - 1930	0
	040	PROVISION GOODS RECEIVED IN PAYMENT (CR) - 1935	0
	045	ASSETS ACQUIRED FROM REGISTERED INSTITUTIONS - 1940	0
	050	GOODS ACQUIRED IN LEASING- - 1941	0
	055	DEPRECIATION OF GOODS ACQUIRED IN LEASING (CR) 1942	0
	060	RESPONSIBILITIES - 1950	0
	065	PROVISION FOR RESPONSIBILITIES (CR) - 1955	0
	070	ART AND CULTURE GOODS - 1960	0
	075	PROVISION ART AND CULTURE GOODS (CR) - 1965	0
	080	INTANGIBLES - 1970	0
	085	ACCUMULATED AMORTIZATION OF INTANGIBLES (CR) - 1975	0
	090	PRINCIPAL Y SUBORDINATE - 1995	0
	095	GOODS AND RIGHTS IN MANAGEMENT INVESTIGATION - 1996	0
	100	PROVIS. FPR GOODS AND RIGHTS IN MANAGEMENT INVESTIGATION (CR) - 1997	0
	105	REAPPRAISALS - 1999	0
	999	SUBTOTAL OTHER ASSETS	**46,513,280,000**
07 CENTRAL BANK OPERATIONS	005	CENTRAL BANK OPERATIONS - 2105	0
	010	MONETARY REGULATION AND EXCHANGE SECURITIES - 2106	0
	015	EXPENSES PAYABLE - CENTRAL BANK OPERATIONS - 2107	0
	020	OPERATIONS OF DEPOSITS AND FINANCIAL SERVICES - 2110	0
	999	SUBTOTAL CENTRAL BANK OPERATIONS	**0**
08 PUBLIC CREDIT OPERATIONS	005	DEUDA PÚB. INT. DE CTO. PLAZO POR AMORT. EN LA VIGENCIA-2202	0
	010	INTERNAL SHORT-TERM PUBLIC DEBT - 2203	0
	015	SHORT-TERM GOV. LOANS FOR AMMORTIZATION IN CURRENT PERIOD-2240	0
	020	SHORT-TERM GOVERNMENT LOANS -2241	0
	025	LONG-TERM GOV. LOANS FOR AMMORTIZATION IN CURRENT PERIOD - 2245	0
	030	LONG-TERM GOVERNMENT LOANS 2246	0
	035	SHORT-TERM INTERNAL PUBLIC DEBT INTEREST FOR AMMORTIZATION IN CURRENT PERIOD-2260	0
	040	SHORT-TERM INTERNAL PUBLIC DEBT INTEREST -2261	0
	045	LONG-TERM INTERNAL PUBLIC DEBT INTEREST FOR AMMORTIZATION IN CURRENT PERIOD-2262	0
	050	LONG-TERM INTERNAL PUBLIC DEBT INTEREST-2263	0
	055	SHORT-TERM GOV. LOAN INTERESTS FOR AMORT. IN CURRENT PERIOD-2266	0
	060	SHORT-TERM GOV. LOAN INTERESTS	0
	065	LONG-TERM GOV. LOAN INTERESTS FOR AMORT. IN CURRENT PERIOD- 2268	0
	070	ISHORT-TERM GOV. LOAN INTERESTS - 2269	1,911,832,000
	075	COMISSION INT. SHORT-TERM PUBLIC DEBT FOR AMORT. IN CURRENT PD. - 2280	0
	080	SHORT-TERM INTERNAL PUBLIC DEBT COMMISSIONS -2281	0

ATTACHMENT S-26

FORM 188 - RESIDENTIAL PUBLIC UTILITIES SECTOR
SHORT-TERM ASSETS AND LIABLITIES THROUGH JUNE 30, 2004

Capture Unit	Line Code	LINE DESCRIPTION	COLUMN 01 AMOUNT
	085	SHORT-TERM GOV. LOANS COMISSIONS FOR AMORT. IN CURRENT PD.-2286	0
	090	SHORT-TERM GOVERNMENT LOANS COMMISSIONS- 2287	0
	999	SUBTOTAL PUBLIC CREDIT OPERATIONS	**1,911,832,000**
09 OUTSTANDING DEBENTURES	005	LIQUIDITY MANAGEMENT - 2301	0
	010	CREDITS OBTAINED - 2302	203,734,786,000
	015	CREDIT ASSUMED BY NATIONAL GUARANTEE FUNDS - 2303	0
	020	FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2315	0
	025	INTERESTS LIQUIDITY MANAGEMENT - 2320	0
	030	INTERESTS CREDITS OBTAINED -2322	23,006,015,000
	035	INTERESTS FUNDS ACQUIRED WITH REPURCHASE COMMITMENT - 2323	0
	999	SUBTOTAL FINANCIAL DEBENTURES	**226,740,801,000**
010 ACCOUNTS PAYABLE	005	ADQUISICIÓN DE BIENES Y SERVICIOS NACIONALES - 2401	34,052,715,000
	010	TRANSFERS - 2403	0
	015	ACQUISITION OF GOODS AND SERVICES ABROAD - 2406	11,473,000
	020	INSURANCE AND RE-INSURANCE OPERATIONS - 2415	0
	025	CONTRIBUTIONS PAYABLE TO AFFILIATES - 2420	0
	030	CREDITORS - 2425	72,082,074,000
	035	ASSIGNED SUBSIDIES - 2430	0
	040	WITHOLDING AND DOCUMENT TAXES - 2436	2,810,170,000
	045	INDUSTRY AND COMMERCE WITHOLDING TAX PAYABLE - ICA - 2437	28,618,000
	050	TAXES, CONTRIBUTIONS, AND RATES PAYABLE - 2440	1,420,586,000
	055	ADDED VALUE TAX - IVA - 2445	570,746,000
	060	ADVENCES RECEIVED - 2450	3,939,633,000
	065	DEPOSITS RECEIVED FROM THIRD PARTIES - 2455	0
	070	LEGAL CREDITS - 2460	0
	075	REWARDS PAYABLE - 2465	0
	080	MANAGEMENT OF SOCIAL SECURITY SYSTEM - 2470	0
	085	OTHER ACCOUNTS PAYABLE - 2490	53,419,886,000
	999	SUBTOTAL ACCOUNTS PAYABLE	**168,335,901,000**
011 LABOR LIABILITIES	005	SALARIES AND EMPLOYEE BENEFITS - 2505	6,691,500,000
	010	PENSIONS PAYABLE - 2510	0
	015	SOCIAL SECURITY IN HEALTH - 2550	0
	020	SOCIAL SECURITY IN PROFESSIONAL RISKS - 2560	0
	025	SOCIAL SECURITY IN PENSIONS -2570	0
	999	SUBTOTAL LABOR LIABILITIES	**6,691,500,000**
012 BONDS	005	PENSION BONDS - 2625	0
	010	SECURITIES ISSUED - 2630	0
	999	SUBTOTAL BONDS	**0**
013 OTHER LIABILITIES	005	COLLECTIONS IN FAVOR OF THIRD PARTIES - 2905	95,642,715,000
	010	ANTICIPATED INCOME RECEIVED - 2910	3,180,648,000
	015	DEFERRED CREDITS -2915	0
	020	GUARANTEES FUND OPERATIONS - FOGAFIN - 2921	0
	025	GUARANTEES FUND OPERATIONS - FOGACOOP - 2922	0
	030	LIABILITES IN MANAGEMENT INVESTIGATIONS - 2996	0
	999	SUBTOTAL OTHER LIABILITIES	**98,823,363,000**